Exhibit 12.1

AVIALL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Thousands)	2003	2002	2001	2000	1999
Pretax income (loss) from continuing operations	$29,458	39,850	4,901	18,092	10,064

Fixed charges:
Interest expense and preferred dividends	24,239	29,177	11,173	8,691	3,580
Interest component of rental expense	3,619	3,510	3,120	2,520	1,830

Total fixed charges	27,858	32,687	14,293	11,211	5,410

Pretax income (loss) from continuing operations plus fixed charges less capitalized interest	$57,284	72,526	18,823	29,211	15,467

Ratio of earnings to fixed charges	2.1	2.2	1.3	2.6	2.9